# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: The Estee Lauder Companies Inc., CIK 0001001250
CUSIP: 518439104
Title of class of securities: Class A Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Date of event which requires filing of this statement: 11/13/2025
Amends the filing with accession number 0000909518-13-000241
Filed by CIK 0001594022
Persons authorized to receive notices and communications: Benjamin Zeliger, Gen. Counsel, Melville Management Corp., 767 Fifth Avenue, 42nd Floor, New York, New York (NY), 10153, (212) 572-4352

## Reporting persons
- The Leonard A. Lauder 2013 Revocable Trust (CIK 0001594022): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 7, 8, 9, 10, 11, and 13: See Item 5 of this Schedule 13D amendment.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $.01 per share
Name of issuer: The Estee Lauder Companies Inc.
Address of issuer's principal executive offices: 767 Fifth Avenue, New York, New York (NY), 10153
Comment: This Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D first filed with the Securities and Exchange Commission on December 27, 2013, as amended (the "Schedule 13D"), and is filed by The Leonard A. Lauder 2013 Revocable Trust (the "Reporting Person or the LAL 2013 Revocable Trust"), with respect to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of The Estee Lauder Companies Inc. (the "Issuer"). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Following the Issuer's Annual Meeting of Stockholders held on November 13, 2025, the Reporting Person ceased to have voting power over the 266,638 shares of Class A Common Stock it held as of the record date for the meeting. As of the date hereof, the Reporting Person beneficially owns zero shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Amendment No. 6 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: The sale to the Underwriter, as described in Amendment No. 5, closed on November 6, 2025.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 13, 2025, Reporting Person ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

## Signatures
- The Leonard A. Lauder 2013 Revocable Trust: /s/ Joel S. Ehrenkranz, Joel S. Ehrenkranz/Trustee (11/14/2025)